UNITED STATES SECURITY AND EXCHANGE COMMISSION
             Washington, D.C. 20549
                   FORM 12b-25

                  NOTIFICATION OF LATE FILING
(Check One):___ Form 10-K   ____ Form 20-F ____Form 11-K
             __X__ Form 10-Q ____  Form N-SAR
SEC FILE NUMBER:   0-10841
CUSIP NUMBER: 292704202
                For period ended: OCT, 31, 1997.
                    ___ Transition report on Form 10-K
                    ____ Transition report on Form 20-F
                    ____ Transition report on Form 11-K
                    _X___ Transition report on Form 10-Q
                    ____ Transition report on Form N-SAR
Read Instructions on back before preparing Form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
Part I - Registrant Information
Full name of Registrant:
ENERGY OPTICS, INC.
Address of Principal Executive Office:
29425 CR 561
TAVARES, FL 32778
Part II - Rules 12b-25(b) and
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate)
   x  (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;
    x (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portions thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (
PART III- NARRATIVE
Energy Optics, Inc. is unable to file the Form 10-QSB for the period ended Oct. 31, 1997 within the prescribed period due to unforeseen delays in preparation of the financial statements . The completed financial statements are expected to be available within the requested five day extension period. Financial figures are pending, with estimates currently unavailable.
Part IV - Other Information
1. Name and telephone number of person to contact in regard to this notification:
 James C. Statham 352-742-5010

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter periods that the registrant was required to file such report(s) been filed? Yes
3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes
____________________________________________________________
Name of Registrant
as Specified in
Charter:                     Energy Optics, Inc..
Date:                         12/12/97
By:                          James C. Statham, President
SEC File Number: 0-10841
CUSIP Number: 292704202